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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BOULEVARD SUITE #700
(No. and Street)

CORAL GABLES, (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIA E. NODAR, FINANCIAL & OPERATIONS PRINCIPAL (305) 523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE, SUITE #200 FT.LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIA E. NODAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS CORP., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MIRIAM VENTURA
MY COMMISSION # FF 974124
EXPIRES: June 25, 2020
Bonded Thru Notary Public Underwriters

Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

(S.E.C. I.D. No. 8-37483)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016 and 2015

and

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

(S.E.C. I.D. No. 8-37483)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016 and 2015

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

STATEMENT OF FINANCIAL CONDITION

December 31, 2016 and 2015

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................................ 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION.. 2

NOTES TO FINANCIAL STATEMENTS.. 3

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. as of December 31, 2016 and 2015. The financial statements are the responsibility of BAC Florida Investments Corp.'s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 14, 2017

BAC FLORIDA INVESTMENTS CORP
STATEMENTS OF FINANCIAL CONDITION
Years ended December 31, 2016 and 2015

	2016	2015
ASSETS		
Cash and due from banks	$ 5,696,007	$ 5,695,493
Deposits with clearing organization ($100,000 restricted)	1,092,770	974,462
Fixed assets, net	17,374	28,296
Prepaid expenses and other assets	98,082	143.972
	$ 6,904,233	$ 6,842,223
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 237,639	$ 241,975
Due to other brokers	1,385,631	1,385,631
Accrued commissions and other payables	28,938	13,757
Other liabilities	7,524	7,524
	1,659,732	1,648,887
Stockholders' Equity		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	3,179,475	3,128,310
	5,244,501	5,193,336
	$ 6,904,233	$ 6,842,223

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Securities: The Company may engage in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $169,696 at December 31, 2016 and $118,429 at December 31, 2015 respectively, and were fully secured by marketable securities under customary margin requirements. As such, Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. There were no unsettled customer trades at December 31, 2016 and 2015.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Concentrations of Credit Risk: As of December 31, 2016 and 2015, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions at year end 2016 and 2015 were $6,788,777 and $6,669,955.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2016 and 2015.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2013.

Adoption of New Accounting Standards: In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis: and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e. January 1, 2019, for a calendar year entity). Early application is permitted for all entities upon issuance.
Lessees (for capital and operating leases) and lessors (for sale-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statement. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

(continued)

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2016 and 2015, the Company had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amounts which approximate the estimated fair value because of their short maturity of cash and due from banks and deposits with clearing organization amounting to $6,788,777 as of December 31, 2016 and $6,669,955 as of December 31, 2015, are considered Level 1 inputs.

The carrying amounts of accounts payable and accrued expenses, due to brokers, accrued commissions and other payables, and other liabilities, generally maturing within ninety days, approximate their fair value amounting to $1,659,732 as of December 31, 2016 and $1,648,887 as of December 31, 2015, are considered Level 1 inputs.

NOTE 4 - INCOME TAXES

As of December 31, 2016 and 2015 a net deferred tax asset amounting to $19,518 and $20,248 respectively may be used to offset future taxable income in 2017. No valuation reserve was considered necessary at December 31, 2016 and 2015. The net deferred tax asset is included in prepaid expenses and other assets in the accompanying Statements of Financial Condition.

(continued)

NOTE 5 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2016	2015
Assets:		
Cash and due from bank	$ 1,190,331	$ 1,189,817
Other assets	1,050	2,863
	$ 1,191,381	$ 1,192,680
Liabilities:		
Accounts payable and accrued expenses	$ 1,475	$ 10,559

(continued)

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The non-cancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

2017	$ 67,482
2018	69,516
2019	71,610
2020	73,764
2021	75,978
2022	32,125
	$ 390,475

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2016 and 2015. At December 31, 2016, the Company's net capital as defined by Rule 15c3-1 totaled $4,024,138 which was $3,913,991 in excess of its minimum net capital requirement of $110,147 The Company's aggregate indebtedness to net capital ratio was .41 to 1 at December 31, 2016.